COMMISSION FILE

No. 1-9912

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2002

NOVA Gas Transmission Ltd.

450 — 1st Street S.W., Calgary, Alberta, T2P 5H1, Canada

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F ☐	Form 40-F ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                       .

A copy of the Registrant’s

Interim unaudited financial statements for the third quarter, nine months ended September 30, 2002, including Management’s Discussion and Analysis of Results of Operations and Financial Condition for the nine months ended September 30, 2002, is furnished herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVA Gas Transmission Ltd.

By:	“Russell K. Girling”
Russell K. Girling, Director

November 6, 2002

2

EXHIBIT INDEX

(a)

Interim unaudited financial statements for the third quarter, nine months ended September 30, 2002; including Management’s Discussion and Analysis of Results of Operations and Financial Condition for the nine months ended September 30, 2002.

3

NOVA GAS TRANSMISSION LTD.

CONSOLIDATED

FINANCIAL STATEMENTS

(UNAUDITED)

NINE MONTHS ENDED SEPTEMBER 30, 2002

NOVA GAS TRANSMISSION LTD

CONSOLIDATED INCOME

(millions of dollars)

(unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2002	2001	2002	2001
Revenues	339	338	1,008	1,012

Expenses
Operating expenses	91	90	271	281
Depreciation	74	72	220	217
	165	162	491	498

Operating Income	174	176	517	514

Other Expenses / (Income)
Financial charges	76	77	223	236
Allowance for funds used during construction	(1)	—	(2)	(2)
Other	(6)	(3)	(7)	5
	69	74	214	239

Income before Income Taxes	105	102	303	275

Income Taxes	49	49	142	131

Net Income	56	53	161	144

See accompanying Notes to Consolidated Financial Statements.

NOVA GAS TRANSMISSION LTD.

CONSOLIDATED CASH FLOWS

(millions of dollars)

(unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2002	2001	2002	2001
Cash Generated from Operations
Net income	56	53	161	144
Depreciation	74	72	220	217
Future income taxes	(5)	6	2	(6)
Other	24	(10)	15	13
Funds generated from operations	149	121	398	368
Decrease in operating working capital	5	14	16	47
Net cash provided by operating activities	154	135	414	415

Investing Activities
Capital expenditures, net	(62)	(22)	(152)	(76)
Other assets	3	31	(11)	—
Net cash (used in) / provided by investing activities	(59)	9	(163)	(76)

Financing Activities
Long-term debt additions	300	—	300	—
Long-term debt repaid	—	—	(15)	(96)
Common share dividends	—	(50)	(79)	(143)
Change in amounts due to/from parent and affiliates	(395)	(94)	(457)	(100)
Net cash used in financing activities	(95)	(144)	(251)	(339)

Increase in Cash	—	—	—	—
Cash at Beginning of Period	—	—	—	—
Cash at End of Period	—	—	—	—

See accompanying Notes to Consolidated Financial Statements.

NOVA GAS TRANSMISSION LTD.

CONSOLIDATED BALANCE SHEET

(millions of dollars)

(unaudited)

	September 30 2002	December 31 2001

ASSETS

Current Assets
Accounts receivable	124	84
Inventories	31	26
Due from parent and affiliates	79	—
	234	110

Plant, Property and Equipment	4,998	5,066
Deferred Amounts and Other Assets	32	37
Future Income Taxes	42	44
	5,306	5,257

LIABILITIES AND SHAREHOLDER’S EQUITY

Current Liabilities
Accounts payable	52	19
Due to parent and affiliates	—	378
Accrued interest	72	45
Long-term debt due within one year	330	186
	454	628

Long-Term Debt	3,062	2,921
Common Shareholder’s Equity
Common shares	1,706	1,706
Retained earnings	84	2
	1,790	1,708

	5,306	5,257

See accompanying Notes to Consolidated Financial Statements

NOVA GAS TRANSMISSION LTD.

CONSOLIDATED RETAINED EARNINGS

(millions of dollars)

(unaudited)

	Nine Months Ended September 30
	2002	2001

Balance at Beginning of Period	2	2
Net income	161	144
Common share dividends	(79)	(143)

Balance at End of Period	84	3

See accompanying Notes to Consolidated Financial Statements

NOVA GAS TRANSMISSION LTD.

Notes to Consolidated Financial Statements

(unaudited)

NOTE 1                Significant Accounting Policies

The consolidated financial statements of NOVA Gas Transmission Ltd. (NGTL or the company) have been prepared in accordance with Canadian generally accepted accounting principles.  The accounting policies applied are consistent with those outlined in the company’s annual financial statements for the year ended December 31, 2001.  These consolidated financial statements for the nine months ending September 30, 2002 do not include all disclosures required in the annual financial statements and should be read in conjunction with the annual financial statements.

Since a determination of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of these consolidated financial statements requires the use of estimates and assumptions which have been made using careful judgment.  In the opinion of Management, these consolidated financial statements have been properly prepared within reasonable limits of materiality.

NOTE 2                Accounting Changes

Foreign currency translation

Effective January 1, 2002, NGTL adopted the amendment to the Canadian Institute of Chartered Accountants Handbook Section “Foreign Currency Translation”.  This amendment eliminates the deferral and amortization of unrealized translation gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the end of the fiscal year following the current reporting period. There was no impact of this accounting change on earnings for prior periods and the nine months ended September 30, 2002.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis should be read in conjunction with the accompanying unaudited consolidated financial statements of NOVA Gas Transmission Ltd. (NGTL or the company) and the notes thereto.

Results of Operations

NGTL’s net earnings were $56 million for the third quarter 2002, compared to $53 million for the same period in 2001.  Net earnings of $161 million for the nine months ended September 30, 2002 are $17 million higher compared to the same period in 2001.  Net earnings in 2002 reflect incentive earnings from continued operating, financing, and other cost savings, along with an interest refund relating to a prior year income tax reassessment.  Under the Alberta System Rate Settlement 2001 - 2002, the majority of NGTL’s revenue requirements for 2001 and 2002 are fixed at negotiated amounts of $1.390 billion and $1.347 billion, respectively.

Liquidity and Capital Resources

Funds Generated From Operations

Funds generated from operations for the third quarter 2002 were $149 million, compared to $121 million for the third quarter 2001.  Funds generated from operations were $398 million for the nine months ended September 30, 2002, compared to $368 million for the same period in 2001.

Investing Activities

Net capital expenditures for the nine months ended September 30, 2002 totalled $152 million, compared to $76 million for the same period in 2001.  Capital spending is comprised of capital maintenance and construction of new facilities that are dependent on requests from customers for new services.

Financing Activities

During the nine months ended September 30, 2002, all required financing was provided by NGTL’s parent company, TransCanada PipeLines Limited (TransCanada).

Risk Management

All elements of the company’s financial risks are managed on its behalf by TransCanada.  NGTL’s market risks remain substantially unchanged since December 31, 2001. However, with the recent deterioration in the creditworthiness of a number of counterparties, TransCanada on behalf of NGTL has and will continue to mitigate these heightened credit risks with additional financial assurances, including letters of credit and/or cash.  For further information on risks, refer to Management’s Discussion and Analysis in NGTL’s 2001 Renewal Annual Information Form.

TransCanada on behalf of NGTL manages market and credit risk exposures in accordance with its corporate risk policies and position limits.  The policies and limits are designed to mitigate the risk of significant loss.  The company’s primary market risks result from volatility in commodity prices, interest rates and foreign currency exchange rates.  The company is also exposed to risk of loss due to the failure of counterparties to meet contractual financial obligations.

1

Critical Accounting Policies

NGTL’s critical accounting policy is the use of regulatory accounting for its regulated operations which remains unchanged since December 31, 2001.  For further information on this critical accounting policy, refer to Management’s Discussion and Analysis in NGTL’s 2001 Renewal Annual Information Form.

Outlook

NGTL is the major gatherer and transporter of natural gas within the Western Canada Sedimentary Basin.  Its strength is derived from its service to major North American gas markets, operating efficiency, capability to respond to requests for connection to new supply and markets, and the expertise of its people.

In 2002, NGTL continues to focus on achieving additional efficiency improvements in all aspects of the business, by continuing its focus on operational excellence and leveraging on technological advancements to further reduce costs of operations for both NGTL and its shippers in the future.  The company is also participating in discussions on possible changes in jurisdiction for parts of its regulated pipeline.

The Alberta System Rate Settlement expires on December 31, 2002, and negotiations are underway between NGTL and its customers for a successor to this settlement.

Earnings

Net earnings for NGTL in 2002 are expected to be slightly higher than in 2001. The company continues to benefit from operating cost reductions and its transitional support of pre-tax $6.25 million per quarter for the Products & Pricing Agreement ended in the first quarter of 2002.

Amalgamation with TransCanada

In the NGTL Renewal Annual Information Form for the year ended December 31, 2001, the company reported TransCanada’s intention to proceed with an amalgamation with NGTL subject to the receipt of regulatory approval from the Alberta Energy and Utilities Board and the granting of certain other regulatory relief by the Government of Alberta under the Gas Utilities Act (Alberta).  The amalgamation may not proceed.

Forward-Looking Information

Certain information in this Management’s Discussion and Analysis is forward-looking and is subject to important risks and uncertainties.  The results or events predicted in this information may differ from actual results or events.  Factors which could cause actual results or events to differ materially from current expectations include, among other things, the ability of NGTL to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability and price of energy commodities, regulatory decisions, competitive factors in the pipeline industry sector, and the prevailing economic conditions in North America.  For additional information on these and other factors, see the reports filed by NGTL with Canadian securities regulators and with the United States Securities and Exchange Commission.  NGTL disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

2